FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefonica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number
1. Telefónica – Senior Management Appointments	4

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of Telefónica, S.A., at its meeting held today, upon the prior favourable report of the Nomination, Compensation and Corporate Governance Board Committee, has adopted the resolutions listed below regarding the Board of Directors of the Company and the organizational structure of the Telefónica Group.

The Board of Directors has unanimously resolved to appoint Mr. José María Álvarez-Pallete López as Chief Operating Officer (C.O.O.), to replace Mr. Julio Linares López, who has resigned as Chief Operating Officer (C.O.O.), as member of the Executive Commission and of the Innovation Board Committee. Mr Linares has been appointed Third Vice-Chairman of the Board of Directors of the Company.

The Board of Directors has recognised the remarkable dedication and effort of Mr. Julio Linares López during the course of these years.

Likewise, the Board of Directors has unanimously resolved to appoint Mr. Santiago Fernández Valbuena as member of the Board of Directors (Executive Director), to replace Mr. David Arculus, who has resigned as Director, and, consequently, as member of the Regulatory and of the International Affairs Board Committees.

The Board of Directors has expressly recognised the work performed by Mr. Arculus during his tenure.

As regards the organizational structure, the Board of Directors has unanimously resolved to appoint Mrs. Eva Castillo Sanz, member of the Board of Directors of Telefonica, S.A., Chairwoman and CEO of Telefónica Europe, and consequently, member of the Executive Committee of the Company.

Finally, it was agreed to appoint Mr. Eduardo Navarro Carvalho, Director of Strategy and Alliances, as member of the Executive Committee of the Company.

See attached the Executive Committee Chart.

Madrid, September 17th, 2012

NEW EXECUTIVE COMMITTEE OF TELEFÓNICA, SA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: September 17th, 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors